Exhibit 99.3

NOTICE OF EXTRAORDINARY GENERAL MEETING

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(NYSE Ticker Symbol: NOAH; HKEX Stock Code: 6686)

NOTICE OF EXTRAORDINARY GENERAL MEETING

The attached Notice of Extraordinary General Meeting issued by Noah Holdings Private Wealth and Asset Management Limited (the “Company”) serves as the notice of Extraordinary General Meeting (the “Extraordinary General Meeting” or “EGM”) required under Rule 13.71 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) and the circular required under Rule 13.73 of the Hong Kong Listing Rules. This notice is also available for viewing on the Company’s website at ir.noahgroup.com.

Unless otherwise specified, terms defined in this notice shall have the same meanings in the circular of the Company dated September 19, 2023 (the “Circular”). Details regarding the resolutions in this notice are set out in the Circular.

The Extraordinary General Meeting will be held at 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong, on Thursday, October 26, 2023 at 9:00 a.m., Hong Kong time (or 9:00 p.m. on Wednesday, October 25, 2023, New York time), and at any adjourned meeting thereof, for the purpose to consider and vote on the following:

ORDINARY RESOLUTIONS

1.	“THAT subject to and conditional upon (i) the Hong Kong Stock Exchange granting the listing of, and permission to deal in, (a) the Subdivided Shares, (b) any Subdivided Shares which may be issued upon (A) exercise of the share options and share awards granted and to be granted under the Share Incentive Plans and (B) the vesting of the RSUs granted and to be granted under the RSU Plan; and (ii) the compliance with all relevant procedures and requirements under the laws of the Cayman Islands (where applicable), the requirements from NYSE and the Hong Kong Listing Rules to effect the Share Subdivision (as defined below), each of the issued and unissued ordinary shares of par value of US$0.0005 each be and is hereby subdivided into ten (10) ordinary shares of par value of US$0.00005 each, and such Subdivided Shares shall rank pari passu in all respects with each other in accordance with the Memorandum and Articles of Association and have the same rights and privileges and be subject to the same restriction as the Shares in issue prior to the Share Subdivision, with effect from the second business day immediately following the date on which this resolution is passed, being a day on which the Hong Kong Stock Exchange is open for business of dealing in securities (the “Share Subdivision”), such that after the Share Subdivision, the authorized share capital of the Company be changed from US$50,000 divided into 100,000,000 ordinary shares of par value of US$0.0005 each to US$50,000 divided into 1,000,000,000 ordinary shares of par value of US$0.00005 each, and that any Director be and is hereby authorized for and on behalf of the Company to execute and deliver all such documents, instruments and agreements and to do all such acts or things deemed by such Director in his/her absolute discretion to be incidental to, ancillary to or in connection with the matters contemplated in and/or for implementation of the Share Subdivision including but not limited to, cancelling any Existing Share Certificates and issuing Subdivided Share Certificates to holders of the existing Shares pursuant to the Share Subdivision.”

NOTICE OF EXTRAORDINARY GENERAL MEETING

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on Tuesday, September 12, 2023, Hong Kong time, as the record date (the “Shares Record Date”) of ordinary shares.

Holders of the ordinary shares as of the Shares Record Date are entitled to attend and vote at the EGM and any adjourned and postponed meeting thereof. ADS holders of record as of the close of business on Tuesday, September 12, 2023, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying ordinary shares must give voting instructions to Citibank, N.A., the depositary of the ADSs, and are not permitted to attend or vote in person at the EGM.

ATTENDING THE EGM

Only holders of Shares as of the Shares Record Date are entitled to attend and vote at the EGM.

PROXY FORM AND ADS VOTING INSTRUCTION CARD

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his/her/its rights at the EGM. Holders of ADSs as of the ADS Record Date will need to instruct Citibank, N.A., the depositary of the ADSs, as to how to vote in respect of the ordinary shares represented by their ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting instruction card (for holders of ADSs), both of which are available on the website of the Company at ir.noahgroup.com.

Holders of the Shares on the Company’s register of members as of the Shares Record Date shall to date, execute and return the proxy form to the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares) or the ADS voting instruction card to Citibank, N.A. (for holders of ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 9:00 a.m. on October 24, 2023, Hong Kong time, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the EGM, and Citibank, N.A. must receive your voting instructions in the ADS voting instruction card by no later than 10:00 a.m. on October 17, 2023, New York time, to enable the votes attaching to the ordinary shares represented by your ADSs to be cast at the EGM.

NOTICE OF EXTRAORDINARY GENERAL MEETING

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jinbo Wang
Chairwoman of the Board

Hong Kong, September 19, 2023

As of the date of this announcement, the board of directors comprises Ms. Jingbo Wang, the chairwoman, and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Kai Wang and Mr. Boquan He as non-executive Directors; and Dr. Zhiwu Chen, Ms. Cynthia Jinhong Meng, Ms. May Yihong Wu and Mr. Jinbo Yao as independent Directors.